UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


O'Sullivan Corporation
(Name of Issuer)


Common Stock
(Title or Class of Securities)


688605104
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ____ Rule 13d-1(b)

           X    Rule 13d-1(c)

         ____ Rule 13d-1(d)


CUSIP No.  688605104

1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Hansjakob Muller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)      [X]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.       SOLE VOTING POWER

         796,100

6.       SHARED VOTING POWER

         -0-

7.       SOLE DISPOSITIVE POWER

         796,100

8.       SHARED DISPOSITIVE POWER

         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          796,100

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.105%


12.      TYPE OF REPORTING PERSON

         IN
         Item 1.           (a)      Name of Issuer:

                                    O'Sullivan Corporation

                           (b)      Address  of  Issuer's   Principal  Executive
                                    Offices:

                                    1944 Valley Avenue
                                    P.O. Box 3510
                                    Winchester, Virginia, 22601

         Item 2.  (a)      Name of Person Filing:

                                    Hansjakob Muller

                           (b)      Address of Principal Business Office:

                                    The   following   is  the   address  of  the
                                    principal business office of each of the filing persons:

                                    Holderlinweg 40
                                    D-61350, Bad Homburg
                                    Germany

                           (c)      Citizenship:

                                    German

                           (d)      Title of Class of Securities:

                     Common Stock, par value $1.00 per share

                           (e)      CUSIP Number:

                                    688605104

         Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not applicable.



         Item 4.  Ownership

                           (a) As of the date hereof, Mr. Muller beneficially owned an aggregate of 796,100 shares of Common Stock of O'Sullivan Corporation.

                           (b) As of the date hereof, Mr. Muller's stock ownership represented 5.105% of the total outstanding number of shares of Common Stock of O'Sullivan Corporation.

                           (c) The number of shares to which Mr. Muller has: (i) Sole power to vote or to direct the vote is: 796,100; (ii) Shared power to vote or to direct the vote is: -0-; (iii) Sole power to dispose or to direct the disposition of is: 796,100; and (iv) Shared power to dispose or to direct the disposition of is: -0-.

         Items 5. Ownership of Five Percent or Less of a Class.

                           Not applicable.

         Item 6.  Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person.

                           Not applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

         Item 8.  Identification and Classification of Members of the Group.

                           Not applicable.

         Item 9.  Notice of Dissolution of a Group.

                           Not applicable.

         Item 10. Certification.

                           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transfer having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 23, 1999

                                   -----------------------
                                   Hansjakob Muller